DEVRY INC.
SUCCESS SHARING RETIREMENT PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED DECEMBER 31, 2010
AND DECEMBER 31, 2009

DEVRY INC.
SUCCESS SHARING RETIREMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available
for Benefits	5

Notes to Financial Statements	6 -18

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	19

Consent of Independent Registered Public Accounting Firm	20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
DeVry Inc. Success Sharing Retirement Plan
Downers Grove, Illinois

We have audited the accompanying statements of net assets available for benefits of the DeVry Inc. Success Sharing Retirement Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the DeVry Inc. Success Sharing Retirement Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

As described in Note 2, the Plan adopted Financial Accounting Standards Board Accounting Standards Update 2010-25,  Plan Accounting—Defined Contribution Pension Plans (Topic 962):  Reporting Loans to Participants by Defined Contribution Pension Plans, as of December 31, 2010, which clarified how loans to participants should be classified and measured by defined contribution pension plans.  This Update was retrospectively applied to December 31, 2009.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP
McGladrey & Pullen, LLP
Schaumburg, Illinois
June 20, 2011

DEVRY INC.
SUCCESS SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

		December 31, 2009
	December 31, 2010	(As Revised)
Assets

Investments (at fair value)	$325,021,084	$250,191,470

Receivables:
Participant contributions	1,001,524	812,557
Employer contributions	589,374	473,717
Notes receivable from participants	8,143,609	4,271,556
Other	12,071	237,068

Total assets	334,767,662	255,986,368

Liabilities

Operating payables	22,754	21,241
Other payables	8,178	38,137

Total liabilities	30,932	59,378

Net assets reflecting investments at fair value	334,736,730	255,926,990

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,364,507)	(400,850)

Net assets available for benefits	$332,372,223	$255,526,140

The accompanying notes are an integral part of these financial statements.

DEVRY INC.
SUCCESS SHARING RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2010 AND
DECEMBER 31, 2009

	Year Ended December 31, 2010	Year Ended December 31, 2009 (As Revised)

Additions to net assets attributed to:
Investment income from interest and dividends	$6,674,040	$4,683,845
Net appreciation in fair value of investments	19,778,816	25,925,045
Participant contributions	29,383,412	23,031,634
Participant rollovers from other plans	2,331,554	1,533,824
Employer matching contributions	16,091,884	11,952,690
Employer discretionary contributions	11,642,068	7,985,370
Interest income on notes receivable from participants	297,850	229,655

Total additions	86,199,624	75,342,063

Deductions from net assets attributed to:
Benefits paid to participants	21,968,528	16,971,545
Investment and administrative expenses	203,258	77,680

Total deductions	22,171,786	17,049,225

Net increase before merger in	64,027,838	58,292,838

Merger in	12,818,245	-

Net increase after merger in	76,846,083	58,292,838

Net assets available for benefits:
Beginning of year	255,526,140	197,233,302
End of year	$332,372,223	$255,526,140

The accompanying notes are an integral part of these financial statements.

DEVRY INC.
SUCCESS SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of the DeVry Inc. Success Sharing Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.  Effective January 1, 2010, the name of the Plan was changed from the DeVry Inc. Profit Sharing Retirement Plan to the DeVry Inc. Success Sharing Retirement Plan.

The Plan is a participant-directed defined contribution plan with elective employee participation on a before-tax basis under Section 401(k) of the Internal Revenue Code.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”).  The Plan covers all United States of America employees of DeVry Inc. (“DeVry” or “Employer”) and its subsidiaries eligible on the date of hire to make employee contributions.  Effective March 1, 2009, employees of U.S. Education and its subsidiaries became eligible to participate in the Plan.  Effective October 1, 2009, U.S. expatriate employees of Ross University became eligible to participate in the Plan.  Effective January 1, 2010, employees of Ross Health Sciences, Inc. became eligible to participate in the Plan. Effective July 1, 2008, Participants are eligible for DeVry’s matching contributions on the first day of employment and profit sharing contributions after completing ninety days of employment. New employees who were participants in other qualified retirement plans are permitted to transfer their vested account balances to the Plan.  Employees must complete a minimum of 1,000 hours of service annually in order to maintain eligibility for Plan participation.

DeVry is the administrator of the Plan. Fidelity Management Trust Company and affiliates serves as trustee of the Plan and performs certain administrative and record keeping services.

Contributions

The Plan is funded by voluntary employee pretax contributions up to a maximum of $16,500 for calendar years ended December 31, 2010 and 2009, respectively.  All employees who were eligible to make elective deferrals under the Plan and who attained age 50 before the close of calendar years ended December 31, 2010 and 2009 were eligible to make catch-up contributions up to $5,500.    Participant contributions are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period.  The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan, known as “rollover contributions.”

A participant can designate and change on a daily basis the proportions in which his/her contributions, as well as ongoing account balances, are allocated among the Plan’s active investment funds. The minimum allocation to each fund is 1%.  However, investments in the DeVry Inc. Stock Fund may be made only with current period contributions and are limited to 25% of these contributions. Prior account balances may not be allocated to this fund.

DeVry makes a matching employer contribution into the Plan of 100% of up to the first 4% of the participant’s compensation.  DeVry may also make a discretionary contribution in an amount determined annually.

Allocations to Participants

Each participant’s account is credited with the participant’s contribution and the DeVry matching contribution on a bi-weekly basis.  A contribution receivable is recorded for employee deferrals and related DeVry matching contributions resulting from eligible wages earned through the Plan year-end but not paid until the following Plan year. DeVry’s discretionary contribution, if any, is allocated to participants’ accounts following the end of DeVry’s June 30 fiscal year for which the contribution is declared. For the plan year ended December 31, 2010, the discretionary contribution was $11,642,068 (for DeVry’s fiscal year ended June 30, 2010).  DeVry’s discretionary contribution for the company’s fiscal year ended June 30, 2011 has not yet been declared.  It will be rendered as a contribution in the Plan’s financial statements for the year-ending December 31, 2011 and allocated to participants based on their compensation for the period July 1, 2010 to June 30, 2011.  Earnings of the Plan are allocated on a daily basis.  The investment options provided by the Trustee include mutual funds, a commingled trust, the DeVry Inc. Stock Fund which is a direct purchase stock fund, and the Prudential Fixed Income Fund which is a guaranteed investment fund.

Vesting

Participants are fully vested in their contributions and related investment earnings and losses at all times.  Prior to July 1, 2008, participants became fully vested in DeVry’s contributions and related investment earnings and losses based upon the following vesting schedule:

Years of Service	Vesting %
1	20%
2	40%
3	60%
4	80%
5	100%

Effective July 1, 2008, participants began immediately vesting in DeVry’s contributions received on or after July 1, 2008, other than any discretionary contributions that may be made to the Plan by DeVry.  Discretionary contributions made by DeVry remain subject to the five year vesting schedule detailed above.

Withdrawals

A participant who has attained age 59½ may withdraw a portion (minimum of $1,000) or all of his/her account balance provided that a participant may make only one such withdrawal in any Plan year.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need. In addition, participants are limited to one hardship withdrawal per year.  Earnings and DeVry contributions are not eligible for hardship withdrawals. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months. In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

Distributions

In the event of retirement or disability (as described in the Plan's provisions) or termination of employment for any reason other than death, and provided the value of the participant's account is in excess of $1,000, the participant may elect one of two distribution options or may defer either election to a later date. The two distribution options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments over a period of generally up to ten years.

In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution or installments.  If upon a participant's retirement, disability, or termination of employment the value of the participant's account is not in excess of $1,000, such participant receives an immediate distribution. For purposes of determining the account balance for involuntary distributions of vested benefits of $1,000 or less, the portion of the balance attributable to rollover contributions and allocable earnings will be considered.

Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the DeVry Stock Fund may elect, in writing, to have the value of his/her investment in the DeVry Stock Fund distributed in whole shares of DeVry’s Common Stock. Fractional shares are distributed in cash.

Notes Receivable from Participants

A participant may borrow funds from his/her Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12-month period. No loan will be made while any other loan is in default. Loans are granted for a minimum term of one year, and up to a maximum of five years (ten years for a purchase of a principal residence); however, the participant may prepay the loan at any time. Each loan bears a fixed rate of interest determined at the inception of the loan by the Plan Administrator. The fixed rate of interest applied to each loan is the prime rate as published in the Wall Street Journal on the last business day of the month preceding the calendar month in which the participant requests the loan plus 1.00%. As of December 31, 2010, loan interest rates in effect ranged from 4.25% to 9.50% with various maturity dates. Payment of the loan is made in substantially level payments through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding loan balance.

Forfeitures

Any portion of a participant’s account balance in which the participant is not vested upon termination of employment constitutes forfeiture.  As of December 31, 2010 and 2009, forfeited nonvested accounts totaled $1,690,585 and $1,238,478, respectively.  As of January 1, 2009, the Plan provides that forfeitures are to be used to pay Plan administrative expenses or to reduce employer contributions.  For forfeitures prior to January 1, 2009, the Plan provides that forfeitures relating to matching contributions were to be used to pay Plan administrative expenses or to reduce employer contributions and forfeitures relating to DeVry’s discretionary contributions were to be allocated to eligible participants in the same way as DeVry’s discretionary contributions to the extent such forfeitures were not used to pay Plan administrative expenses or to reduce employer contributions.  For the plan year ended December 31, 2010, $374,412 and $68,550 of forfeitures were utilized to reduce contributions and expenses, respectively.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Authoritative guidance requires that investment contracts held by a defined contribution plan be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by authoritative guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Reclassifications

Certain amounts in the prior year have been reclassified to be consistent with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Assets and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation/ (depreciation) in the fair value of its investments which consists of the related gains/(losses) and the unrealized appreciation/(depreciation) on those investments.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Distributions to Withdrawing Participants

Distributions to withdrawing participants are recorded when paid.

Expenses

Investment expenses incurred by the manager of the funds and directly related administrative expenses are deducted from the earnings of the Plan. Other administrative expenses are paid by DeVry.

Subsequent Events

The Plan administrator monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued.  All subsequent events of which the Plan administrator was aware were evaluated through the date that these financial statements were issued.

Recent Accounting Pronouncements

In September 2010, FASB issued an amendment, Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25), which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This amendment was effective for periods ending after December 15, 2010. This amendment requires retrospective application to all periods presented.

This amendment was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $8,143,609 and $4,271,556 from investments to notes receivable as of December 31, 2010 and 2009, respectively.  There was no impact to the net assets as of December 31, 2010 or 2009, as a result of the adoption.  The adoption also  resulted in a reclassification of the interest income on notes receivable from participants from investment income from interest and dividends of $297,850 and $229,655 for 2010 and 2009, respectively.

In January 2010, the FASB released accounting guidance that requires new fair value measurement classification disclosures and clarifies existing disclosures.  The guidance requires disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy, and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements.  It also clarifies the existing fair value disclosures regarding valuation techniques and inputs used in those valuation models and at what level of detail fair value disclosures should be provided.  The guidance is effective for interim and annual reporting periods beginning after December 31, 2009, except for the disaggregation of Level 3 activity, which is effective for interim and annual periods beginning after December 15, 2010.  The portion of the guidance effective for periods beginning after December 15, 2010 is not expected to materially impact the Plan’s current fair value disclosures.

3.	Investments

The investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2010 and 2009 were as follows:

	December 31, 2010	December 31, 2009
Investments at Fair Value:
Bank of America Large Cap Core Fund
(Commingled Fund)	$31,616,599	$28,778,623
DeVry Inc. Common Stock	19,501,385	22,271,652
Dodge and Cox Balanced Fund	21,498,312	17,789,727
Prudential Income Fund (Insurance Contract)	47,922,523	42,863,727
Fidelity Small Cap Independence Fund	25,969,653	17,922,779
Fidelity Retirement Government Money
Market Fund	32,303,976	29,228,629
PIMCO Total Return Fund	22,776,908	17,826,747
Vanguard Target Retirement Fund 2045	21,368,030	10,114,660
All other investments	102,063,698	63,394,925

	$325,021,084	$250,191,470

The Plan’s investments (including investments bought, sold and held during the year) appreciated/ (depreciated) in value as follows:

	Year Ended December 31,2010	Year Ended December 31, 2009
Mutual funds:
Small cap	$6,311,171	$4,260,985
Mid cap	66,257	-
Large cap	3,900,435	4,659,236
International	1,439,162	2,673,370
Blended fund investments	7,591,473	8,034,296
Bond fund investments	(79,014)	878,104
Common stocks	(3,278,253)	(158,865)
Commingled funds	3,827,584	5,577,919
Net appreciation/(depreciation) in fair value of investments	$19,778,816	$25,925,045

4.	Insurance Contracts

The Plan has entered into a benefit-responsive insurance contract with Prudential Retirement (“Prudential”).  The fully benefit-responsive guaranteed investment contract provides preservation of principal, maintains a stable interest rate, and provides daily liquidity at contract value for participant withdrawals and transfer in accordance with the provisions of the Plan.  The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed insurance contracts are fully benefit-responsive, contract value is the relevant measurement attributable for that portion of the net assets available for the benefits attributable to the guaranteed insurance contract.  Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise.  The fair value of the insurance contract at December 31, 2010 and 2009 was $47,922,523 and $42,863,727, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent.  Such interest rates are reviewed on an annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include, but are not limited to layoffs, Plan termination, business closings, re-organizations, liquidations and the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the IRC.  The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The guaranteed insurance contract does not permit Prudential to terminate the agreement prior to the scheduled maturity date.

Average Yields	Year Ended December 31, 2010	Year Ended December 31, 2009
Based on actual earnings	4.55%	4.69%
Based on interest rate credited to participants	4.51%	4.80%

5.	Fair Value Measurements

Authoritative guidance establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  The guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques.  Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions.  In accordance with authoritative guidance, fair value measurements are classified under the following hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2– Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, DeVry uses quoted market prices to determine fair value, and such measurements are classified within Level 1.  In some cases where market prices are not available, DeVry makes use of observable market based inputs to calculate fair value, in which case the measurements are classified within Level 2.  If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates and yield curves.  These measurements are classified within Level 3.

Fair value measurements of assets and liabilities are classified according to the lowest level input or value-driver that is significant to the valuation.  A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

Following is a description of the valuation methodologies used for assets measured at fair value.

Money Market and Mutual Funds: Valued at the net asset value of shares held by the Plan at year end.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Commingled Funds: Valued at net asset value per unit held by the Plan at year end as quoted by the funds.

Insurance Contracts: Valued by summing the product of each investment year’s market value factor as of the Plan year-end by the particular contract’s balance within the investment year and dividing the result by the contract’s total investment year balance to arrive at a composite market value factor for the contract.  The contract-specific composite market value factor is then multiplied by the contract value to determine the estimated fair value.

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value on a recurring basis as of December 31, 2010 and 2009.

As of December 31, 2010	Level 1	Level 2	Level 3	Total
Money Market and Mutual Funds:
Small cap	$25,969,653	$-	$-	$25,969,653
Mid cap	799,530	-	-	799,530
Large cap	37,759,808	-	-	37,759,808
International	16,119,365	-	-	16,119,365
Blended fund investments	89,539,756	-	-	89,539,756
Bond fund investments	22,776,908	-	-	22,776,908
Money market funds	33,015,557	-	-	33,015,557
Common Stocks	19,501,385	-	-	19,501,385
Commingled Funds	-	31,616,599	-	31,616,599
Insurance Contracts	-	-	47,922,523	47,922,523
Total investments at fair value	$245,481,962	$31,616,599	$47,922,523	$325,021,084

As of December 31, 2009	Level 1	Level 2	Level 3	Total
Money Market and Mutual Funds:
Small cap	$17,922,779	$-	$-	$17,922,779
Large cap	25,365,777	-	-	25,365,777
International	12,225,370	-	-	12,225,370
Blended fund investments	52,617,672	-	-	52,617,672
Bond fund investments	17,826,747	-	-	17,826,747
Money market funds	30,319,123	-	-	30,319,123
Common Stocks	22,271,652	-	-	22,271,652
Commingled Funds	-	28,778,623	-	28,778,623
Insurance Contracts	-	-	42,863,727	42,863,727
Total investments at fair value	$178,549,120	$28,778,623	$42,863,727	$250,191,470

The following tables set forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2010 and December 31, 2009.

Insurance Contract
Fair value, January 1, 2010	$42,863,727
Unrealized gains relating to instruments still held at reporting date	3,045,139
Purchases, sales, issuances and settlements, net	1,963,657
Fair value, December 31, 2010	$47,922,523

Insurance Contract
Fair value, January 1, 2009	$37,924,816
Unrealized gains relating to instruments still held at reporting date	3,956,833
Purchase, sales, issuances and settlements, net	982,078
Fair value, December 31, 2009	$42,863,727

The following table sets forth the fair value of investments at December 31, 2010 and 2009 in certain funds that calculate net asset value per share:

At December 31, 2010 Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Bank of America Large Cap Core Fund 1	$31,616,599	$-	Immediate	60 days
Total	$31,616,599	$-

At December 31, 2009 Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Bank of America Large Cap Core Fund 1	$28,778,623	$-	Immediate	60 days
Total	$28,778,623	$-

1This category is a commingled fund which includes primarily domestically traded equity securities on U.S. exchanges.  Investments in this category can be redeemed immediately at the current net asset value per share based on the fair value of the underlying assets.  The fair value of investments in this category has been estimated using the net asset value per share of investments.

6.	Income Tax Status

The Internal Revenue Service has determined and informed DeVry by a letter dated November 1, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  The Plan sponsor has indicated that it will take the necessary steps, if any, to correct any failure to operate the Plan in compliance with the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however  there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7.	Plan Termination

DeVry anticipates that the Plan will continue without interruption but reserves the right to terminate or freeze the Plan at any time. In the event the Plan is terminated or frozen, all amounts not yet allocated to the participants’ accounts will be allocated in accordance with the provisions of the Plan. The resultant participants’ accounts then become fully vested. If the Plan is terminated, the assets in the Plan will be completely distributed. If the Plan is frozen, the assets of the Plan will be retained in the Plan for distribution at such time and in such a manner as the Plan provides.

8.	Investment Risk

The Plan provides for various investment options including DeVry Common Stock and a number of mutual funds, a commingled fund and an insurance contract all of which invest in stocks, bonds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

9.	Related-Parties and Party-in-Interest Transactions

At December 31, 2010 and 2009, a significant portion of the Plan's assets were invested in investment funds advised by Fidelity Management & Research Company (“FMR”), an affiliate of Fidelity Management Trust Company (“FMTC”), the Plan's Trustee. Fidelity Investments Institutional Operations Company, the Plan's record keeper, is also an affiliate of FMTC and FMR.

At December 31, 2010, the Plan held 406,448 shares of DeVry Inc. Common Stock valued at $19,501,385. At December 31, 2009, the Plan held 392,590 shares of DeVry Inc. Common Stock valued at $22,271,652.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500.

	December 31, 2010	December 31, 2009 (As Revised)
Net assets available for benefits per the financial statements	$332,372,223	$255,526,140
Investments- participant loans	8,143,609	4,271,556
Notes receivable from participants	(8,143,609)	(4,271,556)
Adjustment for participant and employer contributions receivable allocated to participant accounts and other	(1,591,415)	(1,286,538)
Net assets available for benefits per the Form 5500	$330,780,808	254,239,602

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the years ended December 31, 2010 and December 31, 2009, to Form 5500:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Net increase in net assets available for benefits per the financial statements before merger in	$64,027,838	$58,292,838
Adjustment for participant and employer contributions and other	(304,877)	(160,122)
Net increase in net assets available for benefits per Form 5500	$63,722,961	$58,132,716

11.	Voluntary Correction Program

DeVry has filed a Voluntary Correction Program (VCP) submission with the IRS to address the manner in which Plan forfeitures were allocated to Plan participants and used for Plan expenses.  This item did not have a material impact on the Plan’s net assets available for benefits, and DeVry does not expect the VCP submission to affect the Plan’s tax status.

12.	Plan Merger

In January 2010, the plan assets of the U.S. Education Corporation 401(k) Plan and Ross Health Science 401(k) Plan were merged into the Plan.  Net assets of approximately $8.4 million were transferred to the Plan on January 4, 2010 related to the U.S. Education 401(k) Plan and approximately $4.4 million were transferred to the Plan on January 5, 2010 related to the Ross Health Science 401(k) Plans.

DEVRY INC. SUCCESS SHARING RETIREMENT PLAN
PLAN NO. 001; PLAN EIN: 36-3150143

Form 5500, Schedule H, Part IV, Line 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment	Cost**	Current Value

*	Fidelity Management Trust Company	Small Cap Independence Fund (1,403,006.664 shares)		$25,969,653
*	Fidelity Management Trust Company	Retirement Government Money Market Fund (32,303,975.830 shares)		32,303,976
*	Fidelity Management Trust Company	Spartan 500 Index Fund (259,220.141 shares)		11,530,112
	Bank of America	Large Cap Core Fund (Commingled Fund, 2,974,280.247 shares)		31,616,599
	American Funds	The Growth Fund of America (499,898.225 shares)		15,091,927
	Prudential Life Insurance Company***	Income Fund (Insurance Contract 45,557,498.230 shares)		45,557,498
*	Fidelity Management Trust Company	Fidelity Short Term Interest Money Market Fund (710,659.800 shares)		710,660
	PIMCO	Total Return Fund (Institutional Class) (2,099,254.195 shares)		22,776,908
	Lazard	Emerging Markets Equity (90,151.781 shares)		1,963,506
	William Blair	Mid Cap Growth (63,054.403 shares)		799,530
	American Funds	Mutual Fund Class R5 (440,054.108 shares)		11,137,769
	Dodge and Cox	Balanced Fund (306,156.534 shares)		21,498,312
	Causeway Capital Management	International Value Fund (Institutional Class) (1,138,846.249 shares)		14,155,859
	The Vanguard Group, Inc.	Target Retirement Income Fund (142,023.834 shares)		1,602,029
	The Vanguard Group, Inc.	Target Retirement Fund 2005 (197,921.837 shares)		2,321,623
	The Vanguard Group, Inc.	Target Retirement Fund 2015 (1,085,414.732 shares)		13,480,851
	The Vanguard Group, Inc.	Target Retirement Fund 2025 (1,160,959.031 shares)		14,651,303
	The Vanguard Group, Inc.	Target Retirement Fund 2035 (1,116,700.376 shares)		14,617,608
	The Vanguard Group, Inc.	Target Retirement Fund 2045 (1,582,817.069 shares)		21,368,030
*	Fidelity Management Trust Company, Trustee	Participant loans (Interest rates of 4.25% to 9.50%)		8,143,609
*	Fidelity Management Trust Company, Trustee	DeVry Stock Fund (406,448.204 shares)		19,501,385
*	Fidelity Management Trust Company	Money Market Fund (921.000 shares)		921

				$330,799,668

*Indicates party-in-interest
** These investments are participant directed and, therefore, cost information is not required to be presented
***Fair value was $47,922,523